EXHIBIT 12.1

SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Thirty-Nine Weeks Ended
	April 1, 2000	March 27, 1999(1)
Fixed charges:
Interest expense	$175	$173
Interest portion of rental expense	49	50

Total fixed charges before capitalized interest	224	223
Capitalized interest	7	5

Total fixed charges	$231	$228

Earnings available for fixed charges:
Income before income taxes	$1,245	$1,268
Less undistributed income in minority-owned companies	(6)	(4)
Add minority interest in majority-owned subsidiaries	26	23
Add amortization of capitalized interest	15	17
Add fixed charges before capitalized interest	224	223

Total earnings available for fixed charges	$1,504	$1,527

Ratio of earnings to fixed charges	6.5	6.7

(1)
In the second quarter of fiscal 1999, the Corporation recorded a pretax charge of $76 million in connection with a voluntary recall of certain of its packaged meat products.

  In the first quarter of fiscal 1999, the Corporation recorded a pretax gain of $137 million in connection with the sale of its international tobacco operations.

24